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                [Sichenzia Ross Friedman Ference LLP LETTERHEAD]

                                                                    July 1, 2005

VIA EDGAR
---------
Mark P. Shuman, Branch Chief - Legal
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:      ONE VOICE TECHNOLOGIES, INC.
         Amendment No. 1 to Registration Statement on Form SB-2
         Filed June 3, 2005
         File No. 333-124132

         Form 10-KSB for fiscal year ended December 31, 2004
         Form 10-QSB for the quarterly period ending March 31, 2005 File No. 0-27589

Dear Mr. Shuman:

         This firm is special securities counsel to One Voice Technologies, Inc. ("ONEV" or the "Company") in connection with the above-referenced matters. Enclosed for filing is ONEV's Amendment No. 2 to its Form SB-2, Form 10-KSB/A for the fiscal year ended December 31, 2004, and Form 10-QSB/A for the quarterly period ending March 31, 2005, each for filing. Below, please find our responses to comments which we received pursuant to certain voicemail messages and telephone conversations with Mr. Perry Hindin, SEC staff attorney, on or about June 29, 2005.

                                    FORM SB-2

General
-------

1. Please supplementally confirm that the terms of the form of convertible note which you re-filed as an exhibit to your current report on Form 8-K/A are the same for each noteholder. Please refer to Instruction 2 to Item 601 of Regulation S-B.

         Response:
         ---------

         We can confirm that other than the name of each individual holder, their respective facsimile numbers and the principal amount of each convertible note, the terms of the convertible notes are exactly the same for each investor as set forth in Exhibit 4.2 to the Company's Current Report on Form 8-K/A filed with the SEC on June 3, 2005.

         In addition, we have revised the Company's registration statement on Form SB-2 to disclose the amount invested by each individual noteholder pursuant to the March 2005 private placement.

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Signature Page
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2.       Your registration statement must be signed by your controller or principal accounting officer in addition to your principal executive officer, principal financial officer and a majority of your board of directors. If the same person discharges both functions, please indicate each of the capacities in which the signature is provided. Revise accordingly.

         Response:
         ---------

         We have revised the signature page of the Company's registration statement, annual report on Form 10-KSB/A for the fiscal year ended December 31, 2004 and quarterly report on Form 10-QSB/A for the quarter ended March 31, 2005 to include the signature of the Company's principal accounting officer in addition to its principal executive officer, principal financial officer and all of the Company's board of directors

         Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

                                                            Sincerely,

                                                            /S/ ERIC A. PINERO

                                                            Eric A. Pinero, Esq.